VeriFone Holdings, Inc.
2099 Gateway Place, Suite 600
San Jose, California 95110

April 28, 2005

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re:
VeriFone Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-121947)

Ladies and Gentlemen:

        VeriFone Holdings, Inc. (the "Registrant") hereby acknowledges that:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the above-captioned Registration Statement; and

  •
  the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, please contact Scott D. Miller of Sullivan & Cromwell LLP on (650) 461-5620.

Yours truly,
/s/ DOUGLAS G. BERGERON
Douglas G. Bergeron
cc:
Barbara Jacobs, Assistant Director
(Securities and Exchange Commission)

Daniel Lee
(Securities and Exchange Commission)